



11021056

SEC̲̲̲̲̲̲̲̲̲̲̲̲̲̲̲̲̲̲̲̲̲̲̲̲̲̲̲̲MISSION

Washington, D.C. 20549



ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 33359

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/2010___ AND ENDING___12/31/2010___

    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: *Merrill Lynch Professional Clearing Corp.*

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

___222 Broadway___

(No. and Street)

___New York___	___New York___	___10038___
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jorge L. Ortiz   (212) 670-3372

                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___PricewaterhouseCoopers.LLP___

(Name – *if individual, state last, first, middle name*)

___300 Madison Avenue___	___New York___	___New York___	___10017-6204___
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



Affirmation

We, Peter L. Melz and Jorge L. Ortiz, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Merrill Lynch Professional Clearing Corp. (the "Company") for the year ended December 31, 2010, are true and correct, and such financial statements and supplemental schedules will be made available promptly to all members and allied members of the New York Stock Exchange, Inc. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

_____	2/25/2011
Signature	Date

President and Chief Operating Officer
Title

_____	2/25/2011
Signature	Date

Chief Financial Officer
Title

Subscribed and sworn to before me
on this 25 day of FEB , 2011

_____
Notary Public

VICTORIA BARNES
NOTARY PUBLIC, STATE OF NEW YORK
No. 01BA6071231
QUALIFIED IN KINGS COUNTY
MY COMMISSION EXPIRES MARCH 11, 2014



MERRILL LYNCH PROFESSIONAL CLEARING CORP.
(S.E.C. I.D. No. 8-33359)

BALANCE SHEET
DECEMBER 31, 2010
* * * * * * *

Filed pursuant to rule 17a-5(e)(3) under the Securities Exchange Act of 1934
and Regulation 1.10(g) under the Commodity Exchange Act as a PUBLIC
DOCUMENT

Merrill Lynch Professional Clearing Corp.
Table of Contents


pwc

Report of Independent Auditors

To the Board of Directors and Stockholders of
Merrill Lynch Professional Clearing Corp.:

In our opinion, the accompanying balance sheet presents fairly, in all material respects, the financial position of Merrill Lynch Professional Clearing Corp. (the "Company") at December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, and evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 28, 2011

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

Merrill Lynch Professional Clearing Corp.
Balance Sheet as of December 31, 2010
(Dollars in Thousands, Except Share and Per Share Amounts)

Assets

Cash and cash equivalents	$	44,556
Cash and securities segregated for regulatory purposes		21
Cash deposited with clearing organizations		31,977
Securities financing transactions		
Receivables under resale agreements		3,473,643
Receivables under securities borrowed transactions		3,051,358
		6,525,001
Trading assets, at fair value (includes securities pledged as collateral that can be sold or repledged of $250,351)		
Derivative contracts		137,066
Equities		255,252
		392,318
Receivables from affilliated companies		342,539
Other receivables		
Customers		3,558,713
Noncustomers		6,898,407
Brokers and dealers		58,048
Interest and other		1,528
		10,516,696
Loans receivable		79,629
Goodwill and intangible assets		101,650
Deferred tax asset		29,853
Other Assets		81,058
Total Assets	$	**18,145,298**

Liabilities and Stockholders' equity

Liabilities

Trading liabilities, at fair value		
Derivative contracts		229,660
Equities		341,627
		571,287
Securities financing transactions		
Payables under securities loaned transactions		2,351,832
Payables to affiliated companies		2,877,016
Other payables		
Customers		7,519,386
Noncustomer		1,660,179
Broker dealers		52,062
Interest and other		18,275
		9,249,902
Taxes payable		89,863
Other liabilities		87,195
Subordinated borrowings		500,000
Commitments and contingencies (see note 8)		
Total Liabilities	$	**15,727,095**

Stockholders' Equity

Preferred stock, $1,000 liquidation preference per share; par value $1 per share; 10,000 shares authorized; 2095 shares issued and outstanding		2,095
Common stock, par value $1 per share; 50,000 shares authorized; 3,000 shares issued and outstanding		3
Paid-in capital		2,119,012
Retained earnings		297,093
Total Stockholders' Equity	$	**2,418,203**
Total liabilities and Stockholders' equity	$	**18,145,298**

The accompanying notes are an integral part of this balance sheet

Merrill Lynch Professional Clearing Corp.
Notes to Balance Sheet
As Of December 31, 2010
(Dollars in Thousands, Except Share and Per Share Amounts)

1. **Summary of Significant Accounting Policies**

    Description of Business
    Merrill Lynch Professional Clearing Corp. (the "Company") is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and as a futures commission merchant with the Commodity Futures Trading Commission ("CFTC"). Services provided to clients include prime brokerage, securities financing, brokerage and clearing services to broker-dealers, introducing broker-dealers and other professional trading entities on a fully-disclosed basis. The Company also trades as an option market maker on the International Securities Exchange ("ISE"). The Company is a subsidiary of Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S"). MLPF&S is the Company's Guarantor. Additionally, MLPF&S is a wholly-owned subsidiary of Merrill Lynch & Co., Inc. ("ML&Co."), which is a wholly-owned subsidiary of Bank of America Corporation ("Bank of America").

    Basis of Presentation
    The balance sheet is presented in accordance with United States Generally Accepted Accounting Principles ("GAAP"). The balance sheet is presented in United States Dollars.

    Use of Estimates
    In presenting the balance sheet, management makes estimates regarding:

    *   Valuations of assets and liabilities requiring fair value estimates;

    *   The outcome of litigation;

    *   The realization of deferred taxes and the recognition and measurement of uncertain tax positions;

    *   The carrying amount of goodwill and intangible assets;

    *   Incentive-based compensation accruals and certain allocated liabilities; and

    *   Other matters that affect the reported amounts and disclosure of contingencies in the financial statements.

    Estimates, by their nature, are based on judgment and available information. Therefore, actual results could differ from those estimates and could have a material impact on the financial statements, and it is possible that such changes could occur in the near term.

    A discussion of certain areas in which estimates are a significant component of the amounts reported in the balance sheet follows:

    Fair Value Measurement
    The Company accounts for its financial instruments at fair value or considers fair value in their measurement. The Company accounts for certain financial assets and liabilities at fair value

under various accounting literature, including Accounting Standards Codification ("ASC") 320, *Investments – Debt and Equity Securities,* ("Investment Accounting") and ASC 815, *Derivatives and Hedging Activities,* ("Derivatives Accounting"). The Company also accounts for certain assets at fair value under applicable industry guidance, namely ASC 940 *Financial Services – Brokers and Dealers* ("Broker-Dealer Guide").

ASC 820, *Fair Value Measurements and Disclosures,* ("Fair Value Accounting") defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value and enhances disclosure requirements for fair value measurements. Fair values for exchange-traded equities and exchange-traded derivatives, principally futures and options, are based on quoted market prices. See Note 4 to the balance sheet for additional information on the fair value of financial instruments.

Legal Reserves
The Company is a party in various actions, some of which involve claims for substantial amounts. Amounts are accrued for the financial resolution of claims that have either been asserted or are deemed probable of assertion if, in the opinion of management, it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. In many cases, it is not possible to determine whether a liability has been incurred or to estimate the ultimate or minimum amount of that liability until the case is close to resolution, in which case no accrual is made until that time. Accruals are subject to significant estimation by management with input from outside counsel. See Note 8 to the balance sheet for additional disclosures relating to litigation.

Income Taxes
The Company provides for income taxes on all transactions that have been recognized in the balance sheet in accordance with ASC 740, *Income Taxes* ("Income Tax Accounting"). Accordingly, deferred taxes are adjusted to reflect the tax rates at which future taxable amounts will likely be settled or realized. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts that are more-likely-than-not to be realized. Pursuant to Income Tax Accounting, the Company may assess various sources of evidence in the conclusion as to the necessity of valuation allowances to reduce deferred tax assets to amounts more-likely-than-not to be realized, including the following: 1) past and projected earnings, including losses, of the Company, ML&Co. and Bank of America, as certain tax attributes such as U.S. net operating losses ("NOLs"), U.S. capital loss carryforwards and foreign tax credit carryforwards can be utilized by Bank of America in certain income tax returns, 2) tax carryforward periods, and 3) tax planning strategies and other factors of the legal entities, such as the intercompany tax-allocation policy. Included within the Company's net deferred tax assets are carryforward amounts generated in the U.S. that are deductible in the future as NOLs. The Company has concluded that these deferred tax assets are more-likely-than-not to be fully utilized prior to expiration, based on the projected level of future taxable income of the Company, the Parent and Bank of America, which is relevant due to the intercompany tax-allocation policy. Tax benefits associated with net operating losses (or other tax attributes) of the Company are payable to the Company upon the earlier of the utilization in the Bank of America's returns or the utilization in the Company's pro forma returns.

Merrill Lynch Professional Clearing Corp.
Notes to Balance Sheet
As Of December 31, 2010
(Dollars in Thousands, Except Share and Per Share Amounts)

The Company recognizes and measures its unrecognized tax benefits in accordance with Income Tax Accounting. The Company estimates the likelihood, based on their technical merits, that tax positions will be sustained upon examination considering the facts and circumstances and information available at the end of each period. The Company adjusts the level of unrecognized tax benefits when there is more information available, or when an event occurs requiring a change. In accordance with Bank of America's policy, any new or subsequent change in an unrecognized tax benefit related to a Bank of America state consolidated, combined or unitary return in which the Company is a member will not be reflected in the Company's Balance Sheet. However, upon Bank of America's resolution of the item, any material impact determined to be attributable to the Company will be reflected in the Company's Balance Sheet.

See Note 11 for further discussion of income taxes.

Balance Sheet Captions
The following are descriptions related to specific balance sheet captions.

Cash and Cash Equivalents
The Company defines cash as currency on hand and demand deposits with banks or other financial institutions. The amounts recognized for cash in the Balance Sheet approximate fair value amounts.

Cash and Securities Segregated for Regulatory Purposes
The Company maintains relationships with clients and therefore it is obligated by rules mandated by its primary regulators, including the SEC and the CFTC in the United States, to segregate or set aside cash and/or qualified securities to satisfy these regulations, which have been promulgated to protect customer assets. The amounts recognized for cash and securities segregated for regulatory purposes in the Balance Sheet approximate fair value amounts.

Cash Deposited with Clearing Organizations
The Company is a member of various clearing organizations at which it maintains cash and/or securities required for the conduct of its day-to-day clearance activities. The amounts recognized for cash deposited with clearing organizations in the Balance Sheet approximate fair value amounts.

Securities Financing Transactions
The Company enters into repurchase and resale agreements and securities borrowed and loaned transactions to accommodate customers, finance firm inventory positions, obtain securities for settlement, and earn interest rate spreads. The Company also engages in securities financing for customers through margin lending. See the *Other Receivables and Payables–Customer and noncustomer balances* section of this note for additional information.

Resale and repurchase agreements are accounted for as collateralized financing transactions and recorded at their contractual amounts, plus accrued interest. Resale and repurchase agreements recorded at their contractual amounts plus accrued interest approximate fair value since the fair value of these items is not materially sensitive to shifts in market interest rates

because of the short-term nature of these instruments or to credit risk because the resale and repurchase agreements are substantially collateralized.

The Company may use qualifying securities received as collateral for resale agreements to satisfy regulatory requirements such as Rule 15c3-3 of the Securities Exchange Act of 1934.

Securities borrowed and loaned transactions are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to provide the counterparty with collateral in the form of cash, letters of credit, or other securities. The Company receives collateral in the form of cash or other securities for securities loaned transactions. The carrying value of these instruments approximates fair value as these items are not materially sensitive to shifts in market interest rates because of their short-term nature and/or their variable interest rates or to credit risk because securities borrowed and loaned transactions are substantially collateralized.

For securities financing transactions, the Company's policy is to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under the agreements. To ensure that the market value of the underlying collateral remains sufficient, collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged, when appropriate. Securities financing agreements give rise to negligible credit risk as a result of these collateral provisions, and no allowance for loan losses is considered necessary. Since these instruments are, in general, significantly collateralized by high credit quality and liquid securities, credit risk is considered negligible, and therefore the instruments are managed based on market risk rather than credit risk.

Substantially all securities financing activities are transacted under master repurchase agreements that give the Company the right, in the event of default, to liquidate collateral held and to offset receivables and payables with the same counterparty. The Company offsets certain repurchase and resale agreement balances with the same counterparty on the Balance Sheet where it has such a master agreement and the transactions have the same maturity.

All firm-owned securities pledged to counterparties where the counterparty has the right to sell or repledge the securities, either by contract or custom, are disclosed parenthetically in Trading assets on the Balance Sheet.

Trading Assets and Liabilities
The Company's trading activities consist of market making in listed options on the ISE. Trading assets and trading liabilities consist of listed options and cash equity securities used for trading purposes or for managing risk exposure in trading inventory. See Note 3 to the balance sheet for additional information on the accounting for derivatives.

Trading assets and trading liabilities are recorded on a trade date basis at fair value, based on quoted market prices for exchange-traded equities and exchange-traded derivatives. Included in trading liabilities are securities that the Company has sold but did not own and will therefore be obligated to purchase at a future date ("short sales").

Receivables and Payables–Affiliates
The Company enters into resale agreements and securities borrowed transactions to finance firm inventory positions and obtain securities for settlement with other companies affiliated by common ownership. The Company also engages in trading activities such as providing securities brokerage, dealing and financing services with affiliated companies. See Note 2 to the balance sheet for a further discussion.

Other Receivables and Payables–Customer and Noncustomer balances
Customer and noncustomer securities transactions are recorded on a settlement date basis. Receivables from and payables to customers and noncustomers include amounts due on cash and margin transactions, including futures contracts transacted on behalf of the Company's customers. Due to their short-term nature, such amounts approximate fair value.

Customer and noncustomer securities transactions include margin loan transactions where the Company will typically make a loan to a customer in order to finance the customer's purchase of securities. These transactions are conducted through margin accounts. In these transactions the customer is required to post collateral in excess of the value of the loan and the collateral must meet marketability criteria. Collateral is valued daily and must be maintained over the life of the loan. Given that these loans are fully collateralized by marketable securities, credit risk is negligible and reserves for loan losses are only required in rare circumstances.

Securities owned by customers and noncustomers, including those that collateralize margin or other similar transactions, are not reflected on the balance sheet.

Other Receivables and Payables—Brokers and Dealers
Receivables from brokers and dealers primarily include amounts receivable for securities not delivered by the Company to a purchaser by the settlement date ("fails-to-deliver"), margin deposits, commissions and net receivables arising from unsettled trades. Payables to brokers and dealers primarily include amounts payable for securities not received by the Company from a seller by the settlement date ("fails-to-receive"), and net payables arising from unsettled trades. Due to their short-term nature, the amounts recognized for broker and dealers receivables and payables approximate fair value.

Other Receivables and Payables–Interest and Other
Interest and other receivables include interest receivable on customer and noncustomer receivables and securities financing transactions. Interest and other payables include interest payable for customer and noncustomer payables, securities financing transactions and amounts payable for dividends.

Loans Receivable
Loans receivable consist primarily of secured nonpurpose loans extended to clients which are carried at the contract amounts which approximate fair value. The Company performs periodic reviews of its nonpurpose loans portfolio to identify credit risk and to assess overall collectability. No loans were classified as non-performing loans, therefore no allowance for loan losses was considered necessary.

Merrill Lynch Professional Clearing Corp.
Notes to Balance Sheet
As Of December 31, 2010
(Dollars in Thousands, Except Share and Per Share Amounts)

Goodwill and Intangible Assets
Goodwill is the cost of an acquired company in excess of the fair value of identifiable net assets at acquisition date. Goodwill is tested annually (or more frequently under certain conditions) for impairment at the reporting unit level in accordance with ASC 350, *Intangibles–Goodwill and Other* ("Goodwill and Intangible Assets Accounting"). As of December 31, 2010 goodwill amounted to $72,000. The Company conducted an annual goodwill impairment test as of December 31, 2010 and based on this analysis, no impairment was recognized.

Intangible assets of $29,650 consist of exchange seats. In accordance with Goodwill and Intangible Assets Accounting, intangible assets with indefinite lives are not amortized. As of December 31, 2010, the Company conducted an annual intangible assets impairment test. Based on this analysis, no impairment was recognized for intangible assets.

Deferred Tax Asset and Taxes Payable
Deferred tax assets are related to State tax deduction, net operating loss available for carryforward and other. Taxes payable consist of current tax payable to ML&Co.

Other Assets and Other Liabilities
Other assets consist primarily of trade receivable, equipment and facilities, and other receivables. Other liabilities consist of exchange fees payable, accrued expenses and other payables.

Subordinated Borrowings
Funding is principally obtained through loans from ML&Co. See Note 6 for more information.

New Accounting Pronouncements

In July 2010, the Financial Accounting Standards Board ("FASB") issued new accounting guidance that requires additional disclosures about a company's allowance for credit losses and the credit quality of the loan portfolio. The additional disclosures include a roll-forward of the allowance for credit losses on a disaggregated basis and more information, by type of receivable, on credit quality indicators, including aging and significant purchases and sales. These new disclosures are effective for the year ending December 31, 2010, although the disclosures of reporting period activity will first be effective for the first quarter of 2011. This new accounting guidance does not change the accounting model for a loan portfolio or the allowance for credit losses; accordingly, it will have no impact on the Company's consolidated financial position.

On January 1, 2010, The Company adopted new amendments to Fair Value Accounting. The amendments require disclosure of significant transfers between Level 1 and Level 2 as well as significant transfers in and out of Level 3 on a gross basis. The amendments also clarify existing disclosure requirements regarding the level of disaggregation of fair value measurements and inputs and valuation techniques. The enhanced disclosures required under these amendments are included in Note 4. Beginning January 1, 2011, separate presentation of purchases, sales, issuances and settlements in the Level 3 reconciliation will also be required under the amendments to Fair Value Accounting. This new accounting guidance does not change the classification hierarchy for fair value accounting. Further, it will have no impact on the Company's financial position.

Merrill Lynch Professional Clearing Corp.
Notes to Balance Sheet
As Of December 31, 2010
(Dollars in Thousands, Except Share and Per Share Amounts)

2. Related Party Transactions

The Company has transactions with ML&Co., MLPF&S, Bank of America and other companies affiliated by common ownership.

Receivables from affiliated companies consist of resale agreements and securities borrowed transactions with other companies affiliated by common ownership to finance firm inventory positions and obtain securities for settlement and omnibus accounts for commodities transactions with MLPF&S on behalf of the Company's clients

Payables to affiliated companies consist of omnibus accounts for equity securities transactions with MLPF&S on behalf of the Company's clients, loans from ML&Co. due on demand with interest based on ML&Co.'s average cost of funds and subordinated borrowings with ML&Co and other payables to affiliates.

The Company clears certain securities and commodities transactions through MLPF&S on a nondisclosed basis.

Related party receivables are comprised of:

Receivables under resale agreements	$	3,473,643
Receivables under securities borrowed transactions		3,051,358
Receivables from affiliated companies		342,539
	$	6,867,540

Related party payables are comprised of:

Payables under securities loaned transactions	$	2,351,832
Payables to affiliated companies:		
Omnibus payable to MLPF&S		2,249,322
ML&Co. loan payable		605,446
Other payables to affiliated companies		22,248
		2,877,016
Subordinated borrowings		500,000
	$	5,728,848

Merrill Lynch Professional Clearing Corp.
Notes to Balance Sheet
As Of December 31, 2010
(Dollars in Thousands, Except Share and Per Share Amounts)

3. **Trading Activities and Derivative Instruments**

Trading Risk Management
Trading activities, as well as the Company's market making activities expose the Company to market and credit risks. These risks are managed in accordance with established risk management policies and procedures put in place by Bank of America. Bank of America's Global Markets Risk Committee ("GRC"), chaired by Bank of America's Global Markets Risk Executive, has been designated by its Asset Liability Market Risk Committee ("ALMRC") as the primary governance authority for its Global Markets Risk Management, including trading risk management. The GRC's focus is to take a forward-looking view of the primary credit and market risks impacting Bank of America's Global Banking and Markets business (which includes Company's sales and trading businesses) and prioritize those that need a proactive risk mitigation strategy.

Bank of America conducts its business operations through a substantial number of subsidiaries. The subsidiaries are established to fulfill a wide range of legal, regulatory, tax, licensing and other requirements. As such, to ensure a consistent application of minimum levels of controls and processes across its subsidiaries in order to balance business results with risk profiles for each of its significant subsidiaries, Bank of America established a Subsidiary Governance Policy in 2010. This policy outlines the minimum required governance, controls, management reporting, financial and regulatory reporting, and, for subsidiaries in Tiers 1 and 2, risk management practices for Bank of America's subsidiaries.

Market Risk
Market risk is the potential change in an instrument's value caused by fluctuations in interest and currency exchange rates, equity and commodity prices, credit spreads, or other risks. The level of market risk is influenced by the volatility and the liquidity in the markets in which financial instruments are traded. The following discussion describes the types of market risk faced by the Company.

Interest Rate Risk
Interest rate risk arises from the possibility that changes in interest rates will affect the value of financial instruments. The Company uses Eurodollar futures to manage interest rate risk.

Equity Price Risk
Equity price risk arises from the possibility that equity security prices will fluctuate, affecting the value of equity securities and other instruments that derive their value from a particular stock, basket of stocks, or stock index. Instruments typically used by the Company to manage equity price risk include equity options and stocks. Equity options, for example, can require the writer to purchase or sell a specified stock or to make cash payment based on changes in the market price of that stock, basket of stocks, or stock index.

Counterparty Credit Risk
The Company is exposed to risk of loss if an issuer or counterparty fails to perform its obligations under contractual terms ("default risk"). Both cash instruments and derivatives expose the Company to default risk.

Merrill Lynch Professional Clearing Corp.
Notes to Balance Sheet
As Of December 31, 2010
(Dollars in Thousands, Except Share and Per Share Amounts)

The Company has established policies and procedures for mitigating credit risk on principal transactions, including reviewing and establishing limits for credit exposure, limiting transactions with specific counterparties, maintaining qualifying collateral and continually assessing the creditworthiness of counterparties.

In the normal course of business, the Company executes, settles, and finances various customer and noncustomer securities and commodities transactions. Execution of these transactions includes the purchase and sale of securities by the Company. These activities may expose the Company to default risk arising from the potential that a customer, noncustomer or counterparty may fail to satisfy their obligations. In these situations, the Company may be required to purchase or sell financial instruments at unfavorable market prices to satisfy obligations to its customers, noncustomers or counterparties. The Company seeks to control the risks associated with its customer and noncustomer margin activities by requiring customers and noncustomers to maintain collateral in compliance with regulatory and internal guidelines.

Liabilities to other brokers and dealers related to unsettled transactions (i.e. fails-to-receive) are recorded at the amount for which the securities were acquired and are paid upon receipt of the securities from other brokers or dealers. In the case of aged securities failed-to-receive, the Company may purchase the underlying securities in the market and seek reimbursement for any losses from the counterparty.

Concentrations of Credit Risk
The Company provides financing and related services to a diverse group of domestic and foreign clients including professional market participants. The Company's exposure to credit risk associated with these transactions is measured on an individual client basis, as well as by groups of clients that share similar attributes. To reduce the potential for risk concentration, credit limits are established and monitored in light of changing client and market conditions.

The Company's significant industry credit concentration is with financial institutions, including both affiliates and third parties. Financial institutions include other brokers and dealers, commercial banks, financing companies, insurance companies, and investment companies. This concentration arises in the normal course of the Company's brokerage, trading and financing activities.

Concentration of Risk to the U.S. Government and its Agencies
At December 31, 2010, the Company's significant concentration of net credit risk was with the U.S. Government and its agencies. The Company's indirect exposure results from maintaining U.S. Government and agencies securities as collateral for resale agreements. The Company's direct credit exposure on these transactions is with the counterparty; thus the Company has credit exposure to the U.S. Government and its agencies only in the event of the counterparty's default. The market value of securities issued by the U.S. Government and its agencies held as collateral as of December 31, 2010, approximates $3,605,195, all of which was from affiliated companies.

Derivatives
A derivative is an instrument whose value is derived from an underlying instrument or index, such as interest rates, equity security prices, currencies, or credit spreads. Derivatives include

Merrill Lynch Professional Clearing Corp.
Notes to Balance Sheet
As Of December 31, 2010
(Dollars in Thousands, Except Share and Per Share Amounts)

futures, forwards, swap or option contracts, or other financial instruments with similar characteristics.

Derivatives Accounting establishes accounting and reporting standards for derivative instruments. Derivatives Accounting requires that an entity recognize all derivatives as either assets or liabilities and measure those instruments at fair value. All derivatives are reported on the Balance Sheet as Trading assets and Trading liabilities.

The Company enters into derivative instruments in connection with trading strategies and market making activities. Trading derivatives consist of listed options and futures contracts.

Derivative Balances by Primary Risk
Derivative instruments contain numerous market risks. In particular, most derivatives have interest rate risk, as they contain an element of financing risk which is affected by changes in interest rates. Additionally, derivatives expose the Company to counterparty credit risk, although this is generally mitigated by collateral margining and netting arrangements. For disclosure purposes below, the primary risk of a derivative is largely determined by the business that is engaging in the derivative activity. For instance, derivatives initiated by the equities derivative desk will generally have equity price risk as the primary underlying market risk and are classified as such for the purposes of this disclosure, despite the fact that there may be other market risks that affect the value of the instrument.

The following table identifies the primary risk for listed options and futures derivative contracts at December 31, 2010, which is provided on a gross basis.

	Contract/ Notional	Trading Assets- Derivative Contracts	Contract/ Notional	Trading Liabilities- Derivative Contracts
Equity risk	$3,178,301	$ 137,066	$3,652,600	$ 229,660
Interest rate risk	2,000	-	-	-

Credit Risk Management of Derivatives

The Company defines counterparty credit risk as the potential for loss that can occur as a result of an individual, counterparty, or issuer being unable or unwilling to honor its contractual obligations. The Company mitigates its credit risk to counterparties through a variety of techniques, including, where appropriate, the right to require initial collateral or margin, the right to terminate transactions or to obtain collateral should unfavorable events occur, the right to call for collateral when certain exposure thresholds are exceeded, and the right to call for third party guarantees.

4.   **Fair Value of Financial Instruments**

Fair Value Hierarchy
In accordance with ASC 820, *Fair Value Measurements and Disclosures*, the Company has categorized its financial instruments, based on the priority of the inputs to the valuation technique, into a three-level fair value hierarchy. The fair value hierarchy gives the highest

priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

Financial assets and liabilities recorded on the Balance Sheet are categorized based on the inputs to the valuation techniques as follows:

Level 1: Financial assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market that the Company has the ability to access (for example, active exchange-traded equity securities).

Level 2: Financial assets and liabilities whose values are based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

a) Quoted prices for similar assets or liabilities in active markets (for example, restricted stock);

b) Quoted prices for identical or similar assets or liabilities in nonactive markets (examples include corporate and municipal bonds, which can trade infrequently);

c) Pricing models whose inputs are observable for substantially the full term of the asset or liability (examples include most over-the-counter derivatives); and

d) Pricing models whose inputs are derived principally from or corroborated by observable market data through correlation or other means for substantially the full term of the asset or liability

Level 3: Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management's own assumptions about the assumptions a market participant would use in pricing the asset or liability.

As required by Fair Value Accounting, when the inputs used to measure fair value fall within different levels of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement in its entirety. For example, a Level 3 fair value measurement may include inputs that are observable (Levels 1 and 2) and unobservable (Level 3). Therefore gains and losses for such assets and liabilities categorized within Level 3 may include changes in fair value that are attributable to both observable inputs (Levels 1 and 2) and unobservable inputs (Level 3).

A review of fair value hierarchy classifications is conducted on a quarterly basis. Changes in the observability of valuation inputs may result in a reclassification for certain financial assets or liabilities.

Transfers between Level 1 and Level 2 assets and liabilities were not significant for the year ended December 31, 2010.

Merrill Lynch Professional Clearing Corp.
Notes to Balance Sheet
As Of December 31, 2010
(Dollars in Thousands, Except Share and Per Share Amounts)

Valuation Techniques

Exchange-Traded Equity Securities
Exchange-traded equity securities are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, they are classified as Level 1 of the fair value hierarchy; otherwise they are classified as Level 2.

Listed Derivative Contracts
Listed derivatives that are actively traded are generally valued based on quoted prices from the exchange and are classified as Level 1 in the fair value hierarchy.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2010:

	Level 1	Level 2	Level 3	Total
Assets				
Equities	$ 250,352	$ 4,900	$ -	$ 255,252
Derivative contracts	$ 137,066	$ -	$ -	$ 137,066
Liabilities				
Equities	$ 341,627	$ -	$ -	$ 341,627
Derivative contracts	$ 229,660	$ -	$ -	$ 229,660

5. Securities Financing Transactions

The Company enters into repurchase and resale agreements and securities borrowed and loaned transactions to finance trading inventory, to obtain securities for settlement, to meet customers' needs and to earn residual interest rate spreads.

Under these agreements and transactions, the Company either receives or provides collateral, including U.S. Government and agencies, and equity securities. The Company receives collateral in connection with resale agreements, securities borrowed transactions, customer margin loans, and other loans. Under many agreements the Company is permitted to sell or repledge the securities received as collateral and deliver to counterparties to cover short positions. At December 31, 2010, the fair value of securities received as collateral where the Company is permitted to sell or repledge the securities was $82,808,587, of which $24,963,167 was received from affiliated companies. The fair value of these securities that had been sold or repledged was $62,043,139 of which $32,459,087 have been sold or repledged to affiliated companies.

The Company pledges certain firm-owned assets which are included in Trading assets to collateralize repurchase agreements and other secured financings. Pledged securities that can

be sold or repledged by the secured party are disclosed parenthetically in Trading assets on the Consolidated Balance Sheet.

6. **Subordinated Borrowings**

At December 31, 2010, the amount available on the Company's revolving subordinated borrowing with ML&Co. was $3,000,000 with a maturity date of April 30, 2012, of which $500,000 was outstanding. This borrowing, which has been approved for regulatory capital purposes, bears interest at variable rates based on one month LIBOR plus spread.

7. **Stockholders' Equity**

The Company is authorized to issue 10,000 shares of $1 par value preferred stock, with a liquidation preference of $1,000, and 50,000 shares of $1 par value common stock. During the year ended December 31, 2010, the Company issued and redeemed preferred stock, representing the Company's Joint Back Office arrangements with clients of 250 and 490 shares, respectively. At December 31, 2010, there were 2,095 preferred and 3,000 common stock shares issued and outstanding.

8. **Commitments, Contingencies and Guarantees**

Litigation
In the ordinary course of business, the Company is routinely a defendant in pending and threatened legal actions and proceedings, including actions brought on behalf of various classes of claimants. The Company is also subject to regulatory examinations, information gathering requests, inquiries, and investigations. In connection with formal and informal inquiries by its regulators, it receives numerous requests, subpoenas and orders for documents, testimony and information in connection with various aspects of its regulated activities.

In view of the inherent difficulty of predicting the outcome of such litigation and regulatory matters, particularly where the claimants seek unspecified or very large damages or where the matters present novel legal theories or involve a large number of parties, the Company cannot state with confidence what the eventual outcome of the pending matters will be, what the timing of the ultimate resolution of these matters will be, or what the eventual loss, fines or penalties related to each pending matter may be.

In accordance with applicable accounting guidance, the Company establishes an accrued liability for litigation and regulatory matters when those matters present loss contingencies that are both probable and estimable. In such cases, there may be an exposure to loss in excess of any amounts accrued. When loss contingencies are not both probable and estimable, the Company does not establish an accrued liability. As a litigation or regulatory matter develops, the Company, in conjunction with any outside counsel handling the matter, evaluates on an ongoing basis whether such matter presents a loss contingency that is probable and estimable. If, at the time of evaluation, the loss contingency related to a litigation or regulatory matter is not both probable and estimable, the matter will continue to be monitored for further developments that would make such loss contingency both probable and estimable. Once the loss contingency related to a litigation or regulatory matter is deemed to be both probable and estimable, the Company will establish an accrued liability with respect to such loss contingency and continue to

Merrill Lynch Professional Clearing Corp.
Notes to Balance Sheet
As Of December 31, 2010
(Dollars in Thousands, Except Share and Per Share Amounts)

monitor the matter for further developments that could affect the amount of the accrued liability that has been previously established. Based on current knowledge, management does not believe that loss contingencies arising from pending litigation and regulatory matters, including the litigation and regulatory matters described below, will have a material adverse effect on the financial position or liquidity of the Company.

The actions against the Company include, but are not limited to, the following:

Rosen Capital Partners LP and Rosen Capital Institutional LP v. Merrill Lynch Professional Clearing Corp.
Plaintiffs assert that the Company fraudulently induced them to transfer prime brokerage accounts to Merrill Lynch in September 2008, breached agreements as to the margin they would be required to maintain, and improperly froze and interfered with plaintiffs' accounts during October 2008. Plaintiffs seek damages of $90,000 and assert claims for breach of contract, implied covenant of good faith, fraud, and negligence.

Palumbo Investments, LLC v. Merrill Lynch Professional Clearing Corporation
The Plaintiff asserted a claim that the Company has unreasonably liquidated the accounts of Palumbo Investments LLC ("PAL") in January 2008. On July 28, 2008, PAL sued the Company for breach of contract and duty of good faith and commercial reasonableness in the New York Supreme Court. The case settled in January 2011 for an immaterial amount.

Commitments
The Company has entered into various noncancelable, long-term lease agreements for premises and equipment that expire through the year 2015. Future minimum rental commitments with initial or remaining terms expiring after December 31, 2010, are presented below:

Year Ending		Total
2011	$	6,100
2012		6,055
2013		5,536
2014		1,277
2015		615
Thereafter		-
	$	19,583

The amounts in the above table do not include amounts related to lease renewal or purchase options or escalation clauses providing for increased rental payments based upon maintenance, utility and tax increases. The Company obtains letters of credit from issuing banks to satisfy various counterparty collateral requirements in lieu of depositing cash or securities collateral. Letters of credit aggregated $200,000 at December 31, 2010.

Merrill Lynch Professional Clearing Corp.
Notes to Balance Sheet
As Of December 31, 2010
(Dollars in Thousands, Except Share and Per Share Amounts)

Guarantees

The Company issues various guarantees to counterparties and is required to disclose information for guarantee arrangements such as the maximum potential amount of future payments under the guarantee, the term and carrying value of the guarantee, the nature of any collateral or recourse provisions and the current payment status of the guarantee.

The Company has a guarantee on behalf of a client with a foreign stock exchange for approximately $6,618. The guarantee is secured by the assets in the client's accounts and has no expiration. No contingent liability is recorded on the Balance Sheet since this transaction is fully collateralized. Management believes the potential for the Company to be required to make a payment under this arrangement is remote.

The Company also provides guarantees to securities clearinghouses and exchanges. Under the standard membership agreement, members are required to guarantee the performance of other members. Under the agreements, if another member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. The Company's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, management believes the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no liability is carried in the Balance Sheet for these transactions.

In connection with its prime brokerage business, the Company provides to counterparties guarantees of the performance of its prime brokerage clients. Under these arrangements, the Company stands ready to meet the obligations of its clients with respect to securities transactions. If the client fails to fulfill its obligation, the Company must fulfill the client's obligation with the counterparty. The Company is secured by the assets in the client's account as well as any proceeds received from the securities transaction entered into by the Company on behalf of the client. Management believes the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no liability is carried in the Balance Sheet for these transactions.

In connection with its securities clearing business, the Company performs securities execution, clearance and settlement services on behalf of other broker-dealer clients for whom it commits to settle trades submitted for or by such clients with the applicable clearinghouse. Trades are submitted either individually, in groups or series, or if specific arrangements are made with a particular clearinghouse and client, all transactions with such clearing entity by such client are submitted. The Company's liability under these arrangements is not quantifiable and could exceed any cash deposit made by a client. However, management believes the potential for the Company to be required to make payments under these arrangements is remote because of the contractual requirements associated with clients' activity and the regular review of clients' capital. Accordingly, no liability is carried in the Balance Sheet for these transactions.

9. Employee Benefit Plans

Merrill Lynch sponsors pension and other postretirement benefits to its employees worldwide through defined contribution pension, defined benefit pension and other postretirement plans. These plans vary based on the country and local practices.

Merrill Lynch Professional Clearing Corp.
Notes to Balance Sheet
As Of December 31, 2010
(Dollars in Thousands, Except Share and Per Share Amounts)

Effective with the acquisition of Merrill Lynch by Bank of America on January 1, 2009, the Bank of America Corporation Corporate Benefits Committee assumed overall responsibility for the administration of all of Merrill Lynch's employee benefit plans. Merrill Lynch continues as the plan sponsor.

Bank of America maintains certain qualified retirement and defined contribution plans covering full-time, salaried employees and certain part-time employees. Effective January 1, 2010 the U.S. Merrill Lynch plans were closed to new participants, with certain exceptions. Eligible Merrill Lynch employees newly hired on or after January 1, 2010 participate in the Bank of America plans with certain exceptions. Disclosures required by ASC 715, Compensation – Retirement Benefits, Defined Benefit Plans-General ("Defined Benefit Plan Accounting"), are included in the December 31, 2010 Form 10-K of Bank of America. Employees of certain non-U.S. subsidiaries will continue to participate in the various local plans.

Defined Contribution Pension Plans
The U.S. defined contribution plans consist of the Retirement Accumulation Plan ("RAP") and the 401(k) Savings & Investment Plan ("401(k)"). These plans cover substantially all U.S. employees who have met service requirements.

Defined Benefit Pension Plans
ML&Co. has purchased a group annuity contract which guarantees the payment of benefits vested under a U.S. defined benefit plan that was terminated in accordance with the applicable provisions of the Employee Retirement Income Security Act of 1974. The Company also maintains arrangements to provide certain supplemental benefits for certain U.S. employees.

Postretirement Benefits Other Than Pensions
The Company provides health insurance benefits to retired employees under Bank of America sponsored plans that cover substantially all U.S. employees who have met age and service requirements. The health care coverage is contributory with certain retiree contributions adjusted periodically. Non-contributory life insurance was offered to employees that had retired prior to February 1, 2000. At December 31, 2010, neither the Company nor Bank of America had funded these plans.

Postemployment Benefits
The Company provides certain postemployment benefits for employees on extended leave due to injury or illness and for terminated employees. Employees who are disabled due to nonwork related illness or injury are entitled to disability income, medical coverage and life insurance. The Company also provides severance benefits to terminated employees under the terms of a severance pay plan. All full-time employees are eligible for severance benefits.

10. Employee Incentive Plans

Incentive plans are sponsored by Bank of America. Disclosures required by ASC 718, Compensation- Stock Compensation, ("Stock Compensation Accounting") are included in the December 31, 2010 Form 10-K of Bank of America.

Merrill Lynch Professional Clearing Corp.
Notes to Balance Sheet
As Of December 31, 2010
(Dollars in Thousands, Except Share and Per Share Amounts)

To align the interests of employees with those of stockholders, Bank of America sponsors several employee compensation plans that provide eligible employees, including those of the Company, with stock or options to purchase stock. The Company participates in compensation plans sponsored by Bank of America, which provide eligible employees with shares of Bank of America's common stock or options to purchase such stock, and deferred cash compensation.

11. Income Taxes

The Company is included in the consolidated U.S. federal income tax return, and certain combined and unitary state tax returns of Bank of America. Bank of America allocates federal income taxes to its subsidiaries in a manner that approximates the separate company method.. In addition, the Company files tax returns in certain states on a stand alone basis. At December 31, 2010, the Company had a current tax payable to ML&Co. of $89,863.

The Company's deferred tax assets at December 31, 2010 are comprised of:

State Tax Deduction	$	15,420
Net operating loss carryforwards		5,053
Goodwill		3,565
Depreciation		3,328
Employee compensation and retirement benefits		3,153
Other		498
Deferred tax asset		31,017
Investments		(595)
Other		(569)
Deferred tax liability	$	(1,164)
Net deferred tax asset	$	29,853

At December 31, 2010, the Company has U.S. Federal net operating loss carryforwards of approximately $14,437 which begin to expire in 2025.

ML&Co. is under examination by the Internal Revenue Service ("IRS") and other tax authorities in countries and states in which it has significant business operations. The table below summarizes the status of significant tax examinations, by jurisdiction for ML&Co. as of December 31, 2010:

Jurisdiction	Years Under Examination[1]	Status at December 31, 2010
U.S. Federal	2004	In appeals process
U.S. Federal	2005-2009	Field examination
New York	2007-2008	Field examination

Merrill Lynch Professional Clearing Corp.
Notes to Balance Sheet
As Of December 31, 2010
(Dollars in Thousands, Except Share and Per Share Amounts)

[1] All subsequent tax years in the jurisdictions above remain open to examination.

The IRS proposed adjustments for two issues in the audit for the tax year 2004 which ML&Co. has protested to the Appeals office. The issues involve eligibility for the dividends received deductions and foreign tax credits with respect to a structured investment transaction. ML&Co. intends to protest any proposed adjustments for these two issues for the tax years 2005, 2006, and 2007.

The Company files income tax returns in multiple state jurisdictions each year and is under continuous examination by various state and foreign taxing authorities. While many of these examinations are resolved every year, the Company does not anticipate that resolutions occurring within the next twelve months would result in a material change to the Company's financial position.

The balance of unrecognized tax benefits was $16,325 at December 31, 2010. Of this balance, approximately $10,611 (net of federal benefit of state issues) represents the amount of unrecognized tax benefits that, if recognized, would favorably affect the effective tax rate in future periods.

As described in Note 1, any unrecognized tax benefit related to a state consolidated, combined or unitary return in which the Company is a member, is not reflected in the Company's Balance Sheet until such time as the tax position is resolved.

While it is reasonably possible that a significant reduction in unrecognized tax benefits related to certain state consolidated, combined or unitary returns will occur within twelve months of December 31, 2010, quantification of an estimated range cannot be made at this time due to the uncertainty of the potential outcomes.

12.   Subsequent Events

ASC 855, Subsequent Events, requires the Company to evaluate whether events, occurring after the balance sheet date but before the date this financial statement is available to be issued, require accounting as of the balance sheet date, or disclosure in this financial statements. The Company has evaluated subsequent events through February 28, 2011.

13.   Regulatory Requirements

As a registered broker-dealer and futures commission merchant, the Company is subject to the higher of the net capital requirements of Rule 15c3-1 under the Securities Exchange Act of 1934 (the "Act") and the capital requirements of CFTC Rule 1.17. The Company computes its net capital under the alternative method permitted by Rule 15c3-1 which requires that minimum net capital shall not be less than 2% of aggregate debit items ("ADI") arising from customer transactions. The CFTC also requires that minimum net capital should not be less than 8% of the customer risk maintenance margin requirement plus 4% of the noncustomer risk margin requirement. At December 31, 2010, the Company's regulatory net capital of $2,319,432 was 24.74% of ADI and exceeded the minimum requirement of $187,485 by $2,131,947.

Merrill Lynch Professional Clearing Corp.
Notes to Balance Sheet
As Of December 31, 2010
(Dollars in Thousands, Except Share and Per Share Amounts)

The Company is also subject to the customer protection requirements of Rule 15c3-3 under the Act. As of December 31, 2010 customer reserve computation was in a net receivable position and therefore no deposit was required.

The Company also is required to perform a computation of reserve requirements for Proprietary Accounts of Introducing Brokers ("PAIB") pursuant to Rule 15c3-3 of the Act. At December 31, 2010, securities with a contract value of $240,000 obtained under resale agreement with an affiliate have been segregated in a special reserve account for the exclusive benefit of PAIB.

As a futures commission merchant, the Company is required to perform computations of the requirements of Section 4d(2) and Regulation 30.7 under the Commodity Exchange Act. As of December 31, 2010, assets segregated, secured and sequestered totaled $1,461,224 and exceeded requirements by $774,950.



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